File No. 69-351


                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                   FORM U-3A-2


                               Amendment Number 1

                 STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                    UNDER RULE U-3A-2 FROM THE PROVISIONS OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      To be filed annually prior to March 1



                               DUKE POWER COMPANY



hereby files (on behalf of itself and all of the members of its consolidated group as described herein) with the Securities and Exchange Commission, pursuant to Rule 2, Amendment No. 1 to its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:


         Exhibit A to this Form U-3A-2 is hereby amended by adding thereto pages 3 and 4 to Exhibit A-1 and a new Exhibit A-6, attached.

The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 12th day of May, 1997.

                                           DUKE POWER COMPANY



                                           By:     /s/ Ellen T. Ruff
                                                   __________________________
                                                   Ellen T. Ruff, Secretary
                                                   and Deputy General Counsel


{CORPORATE SEAL}


ATTEST:

/s/ Robert T. Lucas III
------------------------


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                              Ellen T. Ruff
                              Secretary and Deputy General Counsel
                              Duke Power Company PB05E
                              422 South Church Street
                              Charlotte, North Carolina 28242-0001

                                                                     Exhibit A-1
                                                                     Page 3 of 4

                          ASSOCIATED ENTERPRISES GROUP
                        CONSOLIDATING STATEMENT OF INCOME
                  FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1996
                             (Dollars in Thousands)
                                   (unaudited)



                                                                                            DIVERSIFIED
                                                            CONSOLIDATED     NANTAHALA       BUSINESSES    ASSOCIATED
                                                            CHURCH STREET    POWER AND     & ELIMINATION  ENTERPRISES
                                                            CAPITAL CORP.   LIGHT COMPANY     ENTRIES        GROUP
                                                           --------------    -------------  -----------   ------------
REVENUES
  Electric revenues ......................................     $    --        $  67,668     $      --       $  67,668
  Diversified operations .................................       271,662           --           75,864        347,526
                                                                ---------      ---------      ---------      ---------

     Total revenues ......................................       271,662         67,668         75,864        415,194
                                                                ---------      ---------      ---------      ---------

OPERATING EXPENSES
  Fuel used in electric generation .......................          --             --             --             --
  Net interchange and purchased power ....................          --           30,057           --           30,057
  Other operation and maintenance ........................       183,847         13,611         64,235        261,693
  Depreciation and amortization ..........................        11,277          4,873           (241)        15,909
  General taxes ..........................................         3,675          4,450          1,100          9,225
                                                                ---------      ---------      ---------      ---------

     Total operating expenses ............................       198,799         52,991         65,094        316,884
                                                                ---------      ---------      ---------      ---------

OPERATING INCOME .........................................        72,863         14,677         10,770         98,310
                                                                ---------      ---------      ---------      ---------

INTEREST EXPENSE AND OTHER INCOME
  Interest expense .......................................        (6,981)        (4,933)           378        (11,536)
  AFUDC and other deferred returns .......................          --              449           --              449
  Earnings of subsidiaries ...............................          --             --             --             --
  Other, net .............................................         1,963              3           (402)         1,564
                                                                 ---------      ---------      ---------      ---------

     Total interest expense and other income .............        (5,018)        (4,481)           (24)        (9,523)
                                                                 ---------      ---------      ---------      ---------

INCOME BEFORE INCOME TAXES ...............................        67,845         10,196         10,746         88,787
                                                                 ---------      ---------      ---------      ---------

INCOME TAXES
  Current ................................................        28,706          4,062         10,692         43,460
  Deferred ...............................................         1,261           --           (7,082)        (5,821)
  Investment tax credit - amortization of credits ........          --             (130)          --             (130)
                                                                ---------      ---------      ---------      ---------

     Total income taxes ..................................        29,967          3,932          3,610         37,509
                                                                ---------      ---------      ---------      ---------

NET INCOME ...............................................        37,878          6,264          7,136         51,278
Dividends on preferred and preference stock ..............          --             --             --             --
                                                                ---------      ---------      ---------      ---------

EARNINGS FOR COMMON STOCK ................................     $  37,878      $   6,264      $   7,136      $  51,278
                                                               =========      =========      =========      =========

                                                                     Exhibit A-1
                                                                     Page 4 of 4

                          ASSOCIATED ENTERPRISES GROUP
                           CONSOLIDATING BALANCE SHEET
                             AS OF DECEMBER 31,1996
                             (Dollars in Thousands)
                                   (unaudited)



                                                                                                  DIVERSIFIED
                                                                   CONSOLIDATED   NANTAHALA       BUSINESSES      ASSOCIATED
                                                                   CHURCH STREET  POWER AND     & ELIMINATION     ENTERPRISES
                                     ASSETS                        CAPITAL CORP. LIGHT COMPANY     ENTRIES           GROUP
                                                                    -----------   ----------      ----------      -----------
CURRENT ASSETS
  Cash ...........................................................   $   21,448   $       88      $    1,649       $   23,185
  Short-term investments .........................................       72,712         --              --             72,712
  Receivables ....................................................       76,291       10,877      $   62,681          149,849
  Inventory - at average cost ....................................       38,896        2,897          10,949           52,742
  Prepayments and other ..........................................       15,937          305          (2,796)          13,446
                                                                     ----------   ----------       ----------      ----------
        Total current assets .....................................      225,284       14,167          72,483          311,934
                                                                     ----------   ----------       ----------      ----------

INVESTMENTS AND OTHER ASSETS
  Investments in and advances to subsidiaries
  Investments in affiliates ......................................      188,982         --              --            188,982
  Other investments, at cost or less .............................       96,973         --            18,780          115,753
  Nuclear decommissioning trust funds ............................         --           --              --               --
  Pre-funded pension cost ........................................         --           --              --               --
                                                                     ----------   ----------       ----------      ----------
        Total investments and other assets .......................      285,955                       18,780         304,735
                                                                     ----------   ----------       ----------      ----------

PROPERTY, PLANT AND EQUIPMENT
  Electric plant in service (at original cost)
    Production ...................................................         --         32,977            --             32,977
    Transmission .................................................         --         64,801            --             64,801
    Distribution .................................................         --         88,958            --             88,958
    Other ........................................................         --         15,130            (111)          15,019
                                                                     ----------   ----------       ----------      ----------
      Electric plant in service ..................................         --        201,866            (111)         201,755
      Less accumulated depreciation and amortization .............         --         81,660                           81,660
                                                                     ----------   ----------       ----------      ----------
        Electric plant in service, net ...........................         --        120,206            (111)         120,095
                                                                     ----------   ----------       ----------      ----------
  Nuclear fuel ...................................................         --           --              --               --
  Less accumulated amortization ..................................         --           --              --               --
                                                                     ----------   ----------       ----------      ----------
    Nuclear fuel, net ............................................         --           --              --               --
                                                                     ----------   ----------       ----------      ----------
  Construction work in progress ..................................         --         15,073            --             15,073
                                                                     ----------   ----------       ----------      ----------
      Total electric plant, net ..................................         --        135,279            (111)         135,168
  Other property - at cost (less accumulated depreciation:
      1996 - $31,544) ............................................      343,971        1,181          58,620          403,772
                                                                     ----------   ----------       ----------      ----------
        Total property, plant and equipment, net .................      343,971      136,460          58,509          538,940
                                                                     ----------   ----------       ----------      ----------

DEFERRED DEBITS
  Purchased capacity costs .......................................         --           --              --               --
  Debt expense, primarily refinancing costs, being amortized .....         --           --              --               --
    over the terms of related debt ...............................         --           --              --               --
  Regulatory asset related to income taxes .......................         --           --              --               --
  Regulatory asset related to DOE assessment fee .................         --           --              --               --
  Other ..........................................................         --         16,380            --             16,380
                                                                     ----------   ----------       ----------      ----------
        Total deferred debits ....................................                    16,380            --             16,380
                                                                     ----------   ----------       ----------      ----------

TOTAL ASSETS .....................................................   $  855,210   $  167,007      $  149,772       $1,171,989
                                                                     ==========   ==========       ==========      ==========


                     LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable ................................................  $   36,908   $    4,206      $   27,194       $   68,308
  Notes payable ...................................................       5,000        8,550            --             13,550
  Taxes accrued ...................................................      12,731          930          11,379           25,040
  Interest accrued ................................................         398         --              --                398
  Current maturities of long-term debt ............................      36,816          767            --             37,583
  Other ...........................................................      18,550        4,580            (995)          22,135
                                                                     ----------   ----------      ----------       ----------
        Total current liabilities .................................     110,403       19,033          37,578          167,014
                                                                     ----------   ----------      ----------       ----------

LONG-TERM DEBT ....................................................      81,242       67,605            --            148,847
                                                                     ----------   ----------      ----------       ----------

ACCUMULATED DEFERRED INCOME TAXES .................................      34,381        7,528          (2,421)          39,488
                                                                     ----------   ----------      ----------       ----------

DEFERRED CREDITS AND OTHER LIABILITIES
  Investment tax credit ...........................................        --          1,069            --              1,069
  DOE assessment fee ..............................................        --           --              --               --
  Nuclear decommissioning costs externally funded .................        --           --              --               --
  Other ...........................................................      21,483       10,552            (119)          31,916
                                                                     ----------   ----------      ----------       ----------
        Total deferred credits and other liabilities ..............      21,483       11,621            (119)          32,985
                                                                     ----------   ----------      ----------       ----------

PREFERRED AND PREFERENCE STOCK
  Without sinking fund requirements ...............................        --           --              --               --
  With sinking fund requirements ..................................        --           --              --               --
                                                                     ----------   ----------      ----------       ----------
        Total preferred and preference stock ......................        --           --              --               --
                                                                     ----------   ----------      ----------       ----------

COMMON STOCKHOLDERS' EQUITY
  Common stock, no par ............................................           6          382          10,180           10,568
  Additional paid in capital ......................................     351,480        2,237          75,555          429,272
  Retained earnings ...............................................     256,216       58,601          28,999          343,816
  Less treasury stock at cost, 10 shares ..........................           1         --              --                  1
                                                                     ----------   ----------      ----------       ----------
        Total common stockholders' equity .........................     607,701       61,220         114,734          783,655
                                                                     ----------   ----------      ----------       ----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ........................  $  855,210   $  167,007      $  149,772       $1,171,989
                                                                     ==========   ==========      ==========       ==========


                                                                     Exhibit A-6
                                                                     Page 1 of 2

                           CHURCH STREET CAPITAL CORP.
                        CONSOLIDATED STATEMENT OF INCOME
                  FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1996
                             (Dollars in Thousands)
                                   (unaudited)


REVENUES
  Operating revenues .........................................        $ 271,662
                                                                      ---------

     Total revenues ..........................................          271,662
                                                                      ---------

OPERATING EXPENSES
  Operations and maintenance .................................          183,847
  Depreciation and amortization ..............................           11,277
  General taxes ..............................................            3,675
                                                                      ---------

     Total operating expenses ................................          198,799
                                                                      ---------

OPERATING INCOME .............................................           72,863
                                                                      ---------

INTEREST EXPENSE AND OTHER INCOME
  Interest expense ...........................................           (6,981)
  Other, net .................................................            1,963
                                                                      ---------

     Total interest expense and other income .................           (5,018)
                                                                      ---------

INCOME BEFORE INCOME TAXES ...................................           67,845
                                                                      ---------

INCOME TAXES
  Current ....................................................           28,706
  Deferred ...................................................            1,261
                                                                      ---------
     Total income taxes ......................................           29,967
                                                                      ---------

NET INCOME ...................................................           37,878
Dividends on preferred and preference stock ..................             --
                                                                      ---------

EARNINGS FOR COMMON STOCK ....................................        $  37,878
                                                                      =========

                                                                     Exhibit A-6
                                                                     Page 2 of 2
                           CHURCH STREET CAPITAL CORP.
                           CONSOLIDATED BALANCE SHEET
                             AS OF DECEMBER 31, 1996
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)

          ASSETS

CURRENT ASSETS
  Cash ............................................................     $ 21,448
  Short-term investments ..........................................       72,712
  Receivables .....................................................       76,291
  Inventory - at average cost .....................................       38,896
  Prepayments and other ...........................................       15,937
                                                                        --------
        Total current assets ......................................      225,284
                                                                        --------

INVESTMENTS AND OTHER ASSETS
  Investments in affiliates .......................................      188,982
  Other investments, at cost or less ..............................       96,973
                                                                        --------
        Total investments and other assets ........................      285,955
                                                                        --------

PROPERTY, PLANT AND EQUIPMENT
  Other property - at cost (less accumulated depreciation:
      1996 - $22,517) .............................................      343,971
                                                                        --------
        Total property, plant and equipment, net ..................      343,971
                                                                        --------

TOTAL ASSETS ......................................................     $855,210
                                                                        ========


                  LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable ................................................     $ 36,908
  Notes payable ...................................................        5,000
  Taxes accrued ...................................................       12,731
  Interest accrued ................................................          398
  Current maturities of long-term debt ............................       36,816
  Other ...........................................................       18,550
                                                                        --------
        Total current liabilities .................................      110,403
                                                                        --------

LONG-TERM DEBT ....................................................       81,242
                                                                        --------

ACCUMULATED DEFERRED INCOME TAXES .................................       34,381
                                                                        --------

DEFERRED CREDITS AND OTHER LIABILITIES
  Other ...........................................................       21,483
                                                                        --------
        Total deferred credits and other liabilities ..............       21,483
                                                                        --------

COMMON STOCKHOLDERS' EQUITY
  Common stock, no par ............................................            6
  Additional paid in capital ......................................      351,480
  Retained earnings ...............................................      256,216
  Less treasury stock at cost, 10 shares ..........................            1
                                                                        --------
        Total common stockholders' equity .........................      607,701
                                                                        --------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ........................     $855,210
                                                                        ========